

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 13, 2009

via U.S. mail and facsimile

Edward Yihua Kang, Chief Executive Officer
Ever-Glory International Group, Inc.
100 N. Barranca Ave. #810
West Covina, CA 91791

      Re: Item 4.01 Form 8-K
              File No. 0-28806

Dear Mr. Kang:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

If you have any questions, please direct them to Tracey McKoy, Staff Accountant at (202) 551-3772.

              Sincerely,

              Tracey McKoy
              Staff Accountant